Filed by Newsight Imaging Ltd. / Vision Sensing Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Newsight Imaging Ltd.

Commission File No. 333-268714

Newsight Imaging and Brightlaser Awarded Collaboration Grant to Develop Next Generation 3D Home and Industrial Security LiDAR

Grant is the First Funding from the Hong Kong-Israel R&D Cooperation Programme

3D LiDAR Camera will Combine Newsight’s eTOFTM Proprietary Patented Technology and Brightlaser’s Innovative Solution for VCSEL

NESS ZIONA, Israel - May 3, 2023 – Newsight Imaging Ltd. (“Newsight”), a leading semiconductor innovator developing proprietary 3D machine vision sensors, spectral vision chips and systems, and Brightlaser Limited (“Brightlaser”), a global competitive supplier in VCSEL (vertical-cavity surface-emitting laser) technologies, today announced that Brightlaser has been awarded the first grant from the Hong Kong-Israel R&D Cooperation Programme to develop a next generation 3D home and industrial security LiDAR camera solution.

With the goal of promoting industrial research and development cooperation between Hong Kong and Israeli companies, a Memorandum of Cooperation was signed in February 2014 between the Innovation and Technology Commission (ITC) on behalf of the Government of Hong Kong SAR and the Israel Innovation Authority (IIA) on behalf of the Government of the state of Israel. The Hong Kong-Israel R&D Cooperation Programme provides Israeli and Hong Kong companies access to their respective governments’ funding for collaborative R&D projects with the goal of developing products or processes leading to commercialization in the global market as well as assistance in locating R&D partners. This grant represents the first project from this program funded by the ITC and IIA.

After being introduced by the commercial attaché and the Consulate of Israel in Hong Kong & Macau, Newsight and Brightlaser partnered to apply for a grant to develop a next generation 3D home and industrial security LiDAR camera, based on Newsight Imaging’s eTOF™ proprietary patented technology and Brightlaser’s innovative solution for VCSEL. The co-developed solution will have state-of-the-art imaging sensing abilities in low light conditions, allowing it to keep a discrete profile in pitch darkness. This home and industrial security 3D solution will enable accurate object detection and classification based on volume and enable 2D and 3D fusion in one frame, resulting in faster and more accurate algorithmic data processing.

“We are privileged to be working with Brightlaser on this collaboration, and we see strong synergies between our companies and technology to develop an innovative new solution for home and industrial security,” said Eli Assoolin, Co-Founder and CEO of Newsight. “Our joint solution is based on solid-state LiDAR without any moving parts, an eTOF 3D CMOS sensor system and specific adjusted optics for illumination and imaging. We will work to design the receiving and the image processing systems using our eTOF proprietary patented technology, and Brightlaser will design the light transmitter sub-system. We thank the ITC and the IIA for their support and funding and look forward to working with Brightlaser over the next 18 months to develop our joint solution.”

“We are delighted to partner with Newsight for this collaboration with their innovative 3D eTOF sensor. We look forward to working together to design and build the product and address the challenges and opportunities” said Dr. Enoch Luo, CEO of Brightlaser. “We are confident our joint efforts will result in a high-performance product with a great fit to the market.”

“We are pleased to have played a significant role in bringing about the collaboration between the Israeli Newsight and the Hong Kong company Brightlaser,” said Avi Luvton, Executive Director at the International Collaboration Division, Israel Innovation Authority (IIA). “Their joint project uses LIDAR technology, commonly used for smart transportation purposes, for industrial and private security markets as well.

“This joint venture was made possible thanks to the unique collaboration between the Israel Innovation Authority and Hong Kong. This collaboration offers Israeli companies a strategic gateway to additional Asian markets and builds on Hong Kong’s commercial prowess and Israel’s creative entrepreneurial spirit, breakthrough academic research and innovation ecosystem.”

The size of the Global Home Security market stands at roughly USD 52 Billion in 2022 and is set to garner a market size of USD 106 Billion by 2030, growing at a CAGR of 8.6% from 2022 to 2030 according to leading market research firms. The 3D LiDAR Home Security market is currently a fraction of that, at roughly USD 305 Million, with the market demanding a robust shift towards LiDAR solutions. 3D LiDAR Home Security Systems are set to grow much faster than the overall market, between 8% and 16% CAGR into 2030.*

* The foregoing data is derived from the following web-based reports which web pages are expressly not incorporated into, and do not constitute part of, this press release.

* https://www.industryarc.com/Report/19086/LiDAR-for-security-market

* https://www.securitymagazine.com/articles/97744-how-lidar-augments-camera-systems-and-security-operations

* https://www.investorsobserver.com/news/qm-pr/7299798303530319

* https://www.globenewswire.com/news-release/2023/01/24/2594779/0/en/Home-Security-System-Market-Size-to-Touch-USD-106-3-Billion-By-2030-As-Per-Acumen-Research-and-Consulting.html#:~:text=24%2C%202023%20(GLOBE%20NEWSWIRE),8.6%25%20from%202022%20to%202030.&text=The%20home%20security%20system%20market%20is%20rising%20at%20a%20good%20pace.

* https://www.marketsandmarkets.com/Market-Reports/home-security-system-market-205573901.html

* https://www.grandviewresearch.com/industry-analysis/security-market

About Brightlaser Limited

Brightlaser, founded in 2014, is a global competitive supplier in VCSEL (vertical-cavity surface-emitting laser) technologies. The company provides VCSELs at different wavelengths and different optical power level, VCSEL-based modules and total solutions for metaverse, AIOT applications, such as XR, Consumables, Wired and wireless Optical Communications, Smart Home, ADAS &AV, Industrial Automation and 3D printing. To learn more visit www.brightlaser.com.hk.

About Newsight Imaging

Newsight Imaging develops advanced CMOS image sensor chips for 3D machine vision and spectral analysis. Newsight’s depth camera sensors for machine vision serve verticals such as Mobile & Metaverse, Robotics, Industry 4.0 and Automotive Safety. The Company recently launched its innovative solid-state LiDAR reference design, the eTOF™ LiDAR, based on the NSI1000 sensor. In addition, Newsight has developed its spectral chip backed by AI technology that has multiple uses in rapid pathogen detection and in continuous, condition-based monitoring of fluid flows, including water quality. Newsight’s Virusight subsidiary’s SpectraLIT™ offers a targeted and cost-effective solution for remote healthcare, real time diagnosis, and quality inspection solutions for water and food & beverage, including COVID detection under certain circumstances in less than 20 seconds with 96% accuracy. Newsight’s Watersight subsidiary’s AquaRing provides real-time, AI-based monitoring of flow systems or processes, including installations for water quality monitoring, The Company has US and EU patents and has received multiple grants by the Israeli Innovation Authority. For more information visit www.newsight.com.

On August 30, 2022, Newsight Imaging announced that it has entered into a definitive agreement to become publicly listed through a merger transaction with Vision Sensing Acquisition Corp. (Nasdaq: VSAC), a publicly traded special purpose acquisition company. The transaction is expected to close in the second quarter of 2023, at which point the combined company’s common stock is expected to trade on the Nasdaq Capital Market under the ticker symbol “NSIM”.

About Vision Sensing Acquisition Corp.

Vision Sensing Acquisition Corp. (“VSAC”) is a Special Purpose Acquisition Company (“SPAC”) that has been established to focus on the acquisition of vision sensing technologies (“VST”) including hardware solutions (chips / modules / systems), related application software, artificial intelligence and other peripheral technologies that assist to integrate and/or supplement VST applications. For more information visit www.vision-sensing.com.

Forward-Looking Statements

This press release is provided for informational purposes only and contains information with respect to a proposed business combination (the “Proposed Business Combination”) among VSAC and Newsight. No representations or warranties, express or implied are given in, or in respect of, this press release. In addition, this press release does not purport to be all-inclusive or to contain all the information that may be required to make a full analysis of the Proposed Business Combination.

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. VSAC’s and Newsight’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, VSAC’s and Newsight’s expectations with respect to future performance and anticipated financial impacts of the transactions (the “Transactions”) contemplated by the Business Combination Agreement. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside of the control of VSAC or Newsight and are difficult to predict. Factors that may cause such differences include but are not limited to: (i) the expected timing and likelihood of completion of the Transactions, (ii) the occurrence of any event, change or other circumstances that could give rise to a failure of the conditions to or the termination of the Business Combination Agreement; (iii) the ability of Newsight to meet Nasdaq listing standards following the Transactions and in connection with the consummation thereof; (iv) the occurrence of a material adverse change with respect to the financial position, performance, operations or prospects of Newsight or VSAC; (v) failure to realize the anticipated benefits of the Proposed Business Combination or risk relating to the uncertainty of any prospective financial information of Newsight; (vi) the failure of Newsight to meet projected development and production targets; (vii) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors, and (viii) other risks and uncertainties described herein and other reports and other public filings with the SEC by VSAC, including VSAC’s Form 10-K for the year ended December 31, 2022 as filed with the SEC on March 24, 2023 (the “10-K”), or that Newsight has filed or intends to file with the SEC, including in the Registration Statement. The foregoing list of factors is not exclusive. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. There may be additional risks that neither VSAC nor Newsight presently know, or that VSAC and Newsight currently believe are immaterial, that could cause actual results to differ from those contained in the forward-looking statements. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. To the fullest extent permitted by law in no circumstances will Newsight, VSAC or any of their respective subsidiaries, interest holders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this press release, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. These forward-looking statements should not be relied upon as representing VSAC’s and Newsight’s assessments as of any date subsequent to the date of this press release. VSAC and Newsight undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Additional Information About the Proposed Business Combination and Where to Find It

In connection with the Proposed Business Combination, Newsight has filed relevant materials with the SEC, including an Amendment No. 3 to Registration Statement on Form F-4, which includes a preliminary proxy statement/prospectus of VSAC, and a prospectus for the registration of Newsight securities in connection with the Proposed Business Combination (the “Registration Statement”). The Registration Statement has not yet been declared effective. The parties urge its investors, shareholders, and other interested persons to read, when available, the preliminary proxy statement/prospectus and definitive proxy statement/prospectus, in each case when filed with the SEC and documents incorporated by reference therein because these documents will contain important information about VSAC, Newsight and the Proposed Business Combination. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of VSAC as of the record date in the future to be established for voting on the Proposed Business Combination and will contain important information about the Proposed Business Combination and related matters. Shareholders of VSAC and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) because they will contain important information about VSAC, Newsight and the Proposed Business Combination. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other relevant materials in connection with the Proposed Business Combination, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: VSAC Acquisition Corp., Attention: Garry Stein, telephone: +852 9858 0029. The information contained on, or that may be accessed through, the websites or links referenced in this press release in each case is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

VSAC, Newsight and their respective directors and executive officers may be deemed participants in the solicitation of proxies from VSAC’s shareholders in connection with the Proposed Business Combination. VSAC’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of VSAC, or persons who may under SEC rules be deemed in the solicitation of proxies to VSAC’s shareholders in connection with the Proposed Business Combination, in the Registration Statement or in VSAC’s Form 10-K or its Form 10-Q. Additional information regarding the interests of such persons are likewise included in that Registration Statement. You may obtain free copies of these documents as described above.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Investor Relations Contact:

Chris Tyson

MZ North America

VSAC@mzgroup.us

949-491-8235

Newsight Imaging Contact:

info@newsight.com